UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2007                      File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1702 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.

News Release dated December 13, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: December 13, 2007	By: /s/ Gregory Anderson Gregory Anderson, CEO and Director

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

American Stock Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc.  Completes HPGR/SAG Mill Trade-off Study

Vancouver BC, December 13, 2007:  The Company is pleased to announce that Wardrop Engineering Inc. have completed a Trade-off Study to evaluate the application of High Pressure Grinding Rolls (HPGR) as an alternative technology to the conventional semi-autogenous (SAG) milling process for the Morrison project.  The results of the Trade-off Study indicate that the application of HPGR, with an initial capital cost of approximately CDN $10 million higher than a SAG milling process, would result in significant operating costs savings amounting to more than 23%.  The reduction in power for the combined crushing/grinding circuits for the HPGR option is 3.67 megawatts (MW).  The resulting power savings translates into an operating cost savings of CDN $0.08/tonne and for consumables; the reduction was estimated to be CDN $0.59/tonne for a total cost saving of CDN $0.67/tonne over the life of the mine.

To view information regarding Pacific Booker Minerals Inc., please visit our website at http://www.pacificbooker.com. If you would like to be added to our email list for updates and news releases, send an email to info@pacificbooker.com or call us at 1-800-747-9911 or 604-681-8556.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Executive VP & COO

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml